                                                               File No. 70-8677



                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                              AMENDMENT NO. 3 TO

                       FORM U-1 APPLICATION-DECLARATION

                                   UNDER THE

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           _________________________

                        CENTRAL POWER AND LIGHT COMPANY
                          539 North Carancahua Street
                          Corpus Christi, Texas 78401

              (Name of company filing this statement and address
                        of principal executive office)

                           _________________________

                      CENTRAL AND SOUTH WEST CORPORATION

                (Name of top registered holding company parent)

                           _________________________

                         Shirley S. Briones, Treasurer
                        Central Power and Light Company
                          539 North Carancahua Street
                          Corpus Christi, Texas 78401

                        Stephen J. McDonnell, Treasurer
                      Central and South West Corporation
                         1616 Woodall Rodgers Freeway
                                P.O. Box 660164
                           Dallas, Texas 75266-0164

                             Joris M. Hogan, Esq.
                        Milbank, Tweed, Hadley & McCloy
                            1 Chase Manhattan Plaza
                           New York, New York 10005

                  (Names and addresses of agents for service)




          Central Power and Light Company (the "Company"), a Texas corporation and a wholly-owned electric public utility subsidiary of Central and South
West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended
(the "Act"), hereby files this Amendment No. 3 to the Form U-1 Application-Declaration in File No. 70-8677 in order to amend the Application-Declaration in the manner described below. Except as provided in this Amendment No. 3, the Application-Declaration as previously filed and amended will remain the same.
          The third paragraph of Item 1 is hereby amended and restated in its entirety as follows:
          As discussed below under the heading "Managing Interest Rates", the Company also seeks authorization to manage interest rate risk or lower its interest rate costs on any variable rate New Bonds through the use of caps and collars during the life of the New Bonds.
          The sixth paragraph under the heading "Old Bonds" in Item 1 is hereby amended and restated in its entirety as follows:
          The Series 1974A Bonds and the Series 1977 Bonds are subject to sinking fund provisions. The Company looses the tax-exempt financing on the amount of the sinking funds each year. To date, the Company has lost an aggregate $2,840,000 in tax-exempt financing due to the sinking fund requirements imposed on the Series 1974A Bonds and the Series 1977 Bonds:
                   Original     Sinking Fund                    Current
                   Principal      Payments         Other       Principal
     Series         Amount        to date       Redemptions     Amount
     ------       -----------   ------------    -----------   ------------
     1974A          8,825,000      1,400,000              0      7,425,000
     1974B          1,000,000              0              0      1,000,000
     1977          36,600,000      1,440,000      1,695,000     33,465,000
     1977A          1,000,000              0        230,000        770,000
                  -----------    -----------    -----------    -----------
                  $47,425,000    $ 2,840,000    $ 1,925,000    $42,660,000


By refunding the Old bonds, the Company will preserve tax-exempt financing on the $40,890,000 aggregate principal amount of the Series 1974A Bonds and the Series 1977 Bonds.
          Item 1 is further amended to include the following additional information after the sixth paragraph under the heading "Managing Interest Rates" and prior to the section headed "Conclusion":
Additional Terms of the Initial Series of New Bonds
          The Company has determined to refund the Series 1974A Bonds and the Series 1977 Bonds with a series of floating rate, multi-modal bonds to be designated Guadalupe-Blanco River Authority (Texas) Pollution Control Revenue Refunding Bonds (Central Power and Light Company Project) Series 1995 (the "Series 1995 Bonds") in the aggregate principal amount of $40,890,000. The Series 1995 Bonds are expected to be sold to the public at 100% of their principal amount.
          The Series 1995 Bonds will initially bear interest at a daily adjustable rate until converted in whole or in part to a different interest rate "Mode" permitted under the Indenture. The permitted Modes for the Series 1995 Bonds are the "Flexible Mode" for interest rate periods of from one to 270 days, the "Daily Mode," the "Weekly Mode," the "Monthly Mode," the "Quarterly Mode," the "Semiannual Mode" and the "Multiannual Mode" for interest rate periods of one day, one week, one month, three months, six months or one year (and integral multiples of one year), respectively, and the "Fixed Rate Mode" for the remaining term of the Bonds. Except for Series 1995 Bonds bearing interest at a fixed rate, the Mode for all or a portion of the Series 1995 Bonds is subject to conversion to a different Mode from time to time at the election of the Company. The interest rates in each Mode and the rate periods will be determined by Morgan Stanley & Co. Incorporated, appointed as remarketing agent under the Indenture. The interest rate on the Series 1995 Bonds may not exceed a maximum rate of 12%.


          Under certain circumstance and at specific times, the Series 1995 Bonds are subject to mandatory tender or to optional tender at the direction of the bondholders. The Company intends to remarket any Series 1995 Bonds so tendered through Morgan Stanley & Co. Incorporated, as remarketing agent, pursuant to a Remarketing Agreement, the form of which is attached hereto as
Exhibit 12. If the remarketing agent is unsuccessful in its attempts to remarket any Series 1995 Bonds so tendered, the Company may be obligated to purchase some or all of such Series 1995 Bonds.
          Series 1995 Bonds in the Flexible, Daily, Weekly, Monthly, Quarterly or Semiannual Modes will be subject to redemption prior to maturity at the option of the Issuer, upon direction of the Company, in whole or in part, on any interest payment date applicable to the Series 1995 Bonds to be redeemed, at a redemption price equal to the principal amount thereof plus interest thereon to the redemption date, without premium. Series 1995 Bonds in the Multiannual Mode or Fixed Rate Mode will be subject to redemption prior to maturity at the option of the Issuer, upon direction of the Company, in whole on any business day, or in part on any interest payment date applicable to the Series 1995 Bonds to be redeemed, as follows:
       Length of
       Interest           No-Call             Redemption
       Rate Period        Period              Prices

       Greater than       5 years from        102%, declining
       or equal to        commencement        1% per year to
       5 years            of Interest         100%
                          Rate Period


       Less than          No call
       5 years




          The Company will obtain credit enhancement in the form of an irrevocable direct pay letter of credit issued with respect to the Series 1995 Bonds (the "Letter of Credit") by ABN AMRO Bank N.V. After any mandatory purchase of all of the outstanding Series 1995 Bonds, the Company shall have the right, subject to satisfaction of certain conditions, to provide other credit enhancement (such as a letter of credit not meeting the requirements of the Indenture, any standby bond purchase agreement or bond insurance) or no credit enhancement as security for the Series 1995 Bonds. In connection with the Letter of Credit or other forms of credit enhancement, the Company shall enter into a letter of credit agreement or reimbursment agreement substantially in the form of Exhibit 13 hereto.
          It is not possible to predict precisely the interest rate which may be obtained in connection with the original issuance of the Series 1995 Bonds. However, the Company has been advised that the interest rate on obligations, interest on which is excludable from gross income, historically has been, and can be expected at the time of issuance of the Series 1995 Bonds to be, between 3% and 5%. In any event, Series 1995 Bonds will not be issued at rates in excess of those generally obtained at the time of pricing for substantially similar tax-exempt bonds (having the same maturity, issued by entities of comparable credit quality and having similar terms, conditions and features).
          The Company will not agree, without further order of the Commission, to the issuance of any Series 1995 Bonds by the Issuer (i) if the stated maturity of any Series 1995 Bonds shall be more than forty (40) years, (ii) if the discount from the initial public offering price of any Series 1995 Bonds shall exceed 5% of the principal amount thereof, or (iii) if the initial public offering price shall be less than 95% of the principal amount thereof.


          The transactions described herein will be consummated no later than December 31, 1996. The Company hereby requests that an Order be issued by this Commission releasing jurisdiction with respect to the pricing of the Series 1995 Bonds.
          The first sentence of the second paragraph of Item 4 is hereby amended to delete the phrase "caps, collars, floors or related instruments," and substitute therefor the phrase "caps and collars."
          The second sentence of the second paragraph of Item 4 is hereby amended to delete the word "hedging" after the phrase "prior to entry into any such," and to delete the word "product" after the phrase "provide information on such" and substitute therefor the word "products".
Item 1.   Description of Proposed Transaction.
          Item 1 is hereby amended in its entirety to read as follows:
          The Company is seeking authority through December 31, 1998, to incur obligations in connection with the proposed issuance by Nueces County Navigation District No. 1 ("Nueces") and/or Guadalupe - Blanco River Authority (Texas) ("Guadalupe") in one or more series of up to $95,000,000 aggregate principal amount of Pollution Control Revenue Bonds of which (i) up to $45,000,000 aggregate principal amount may be Pollution Control Revenue Refunding Bonds (Central Power and Light Company Project) (the "Refunding Bonds"), and (ii) up to $50,000,000 aggregate principal amount may be new money Revenue Bonds (Central Power and Light Company Project) (the "New Money Bonds" and, together with the Refunding Bonds, the "New Bonds"). The issuance of New Money Bonds may be combined with the issuance of Refunding Bonds. Guadalupe and Nueces are each referred to herein as an "Issuer" and, together as the "Issuers".


          The purpose of the issuance of the Refunding Bonds is to reacquire all or a portion of (i) Nueces' $7,425,000 of outstanding 7-1/8% Environmental Improvement Revenue Bonds (Central Power and Light Company Facilities) Series 1974, Issue A (the "Series 1974A Bonds"), (ii) Nueces' $1,000,000 of outstanding 7-1/8% Environmental Improvement Revenue Bonds (Central Power and Light Company Facilities) Series 1974, Issue B (the "Series 1974B Bonds"),
(iii) Guadalupe's $33,465,000 of outstanding 6% Pollution Control Revenue Bonds (Central Power and Light Company Project) Series 1977 (the "Series 1977 Bonds") and (iv) Guadalupe's $770,000 of outstanding 6% Pollution Control Revenue Bonds (Central Power and Light Company Project) Series 1977A (the "Series 1977A Bonds" and, together with the Series 1974A Bonds, Series 1974B Bonds and Series 1977 Bonds, the "Old Bonds"). The purpose of the issuance of the New Money Bonds is to reimburse the Company's treasury for any expenditures made that qualify for tax-exempt financing or to provide for current solid waste expenditures. See "Use of Proceeds" below.
          As discussed below under the heading "Managing Interest Rates", the Company also seeks authorization to manage interest rate risk or lower its interest rate costs on any variable rate New Bonds through the use of caps and collars during the life of the New Bonds.
The Old Bonds
          In July 1974, Nueces issued the Series 1974A Bonds and the Series 1974B Bonds pursuant to the Indenture of Trust between Nueces and NationsBank of Texas, N.A., Dallas, Texas (successor to Commerce Union Bank, Nashville, Tennessee), as Trustee. In November 1977, Guadalupe issued the Series 1977 Bonds and the Series 1977A Bonds pursuant to the Indenture of Trust between Guadalupe and Texas Commerce Bank - Dallas, N.A. (successor to Corpus Christi National Bank), as Trustee. The Indentures of Trust for the Old Bonds are referred to collectively herein as the "Indentures". NationsBank of Texas, N.A., Dallas, Texas and Texas Commerce Bank - Dallas, N.A. are referred to collectively herein as the "Trustees".
          Certain terms of the Indentures include the following:
             Interest
Series         Rate       Maturity Date        First Redemption Date (1)
            (per annum)

1974A        7-1/8%       June 1, 2004         June 1, 1984
1974B        7-1/8%       June 1, 2004         June 1, 1984
1977         6%           November 1, 2007     November 1, 1987
1977A        6%           November 1, 2007     November 1, 1987

____________________________
(1) The Indentures provide that the bonds of each series may not be redeemed prior to its First Redemption Date and thereafter may be redeemed at the then applicable redemption price plus accrued interest to the redemption date. The Old Bonds are currently callable at par.


          The Company and the Issuers entered into Installment Sale Agreements (the "Sale Agreements") between the Issuers and the Company to provide for the issuance of the Old Bonds. In connection with the issuance of the New Bonds, the Company will (i) amend the Sale Agreements, (ii) enter into agreements with substantially the same terms as the Sale Agreements and/or (iii) enter into new installment sale agreements (each, an "Amended Sale Agreement").
          The Series 1974A Bonds and the Series 1974B Bonds were originally issued to provide funds for the acquisition, construction and improvement of air and water pollution control facilities (the "Davis Facilities") at the Barney M. Davis Power Station (the "Davis Power Station") which is operated by the Company and located in Nueces County, Texas.
          The Series 1977 Bonds and the Series 1977A Bonds were originally issued to provide funds for the acquisition, construction and improvement of certain facilities designed to abate or control air and water pollution (the "Coleto Facilities", and together with the Davis Facilities, the "Facilities") at the Coleto Creek generating plant (the "Coleto Plant", and together with the Davis Power Station, the "Plants") of the Company located in Goliad County, Texas.
          The Series 1974A Bonds and the Series 1977 Bonds are subject to sinking fund provisions. The Company looses the tax-exempt financing on the amount of the sinking funds each year. To date, the Company has lost an aggregate $2,840,000 in tax-exempt financing due to the sinking fund requirements imposed on the Series 1974A Bonds and the Series 1977 Bonds:
                   Original     Sinking Fund                    Current
                   Principal      Payments         Other       Principal
     Series         Amount        to date       Redemptions     Amount
     ------       -----------   ------------    -----------   ------------
     1974A          8,825,000      1,400,000              0      7,425,000
     1974B          1,000,000              0              0      1,000,000
     1977          36,600,000      1,440,000      1,695,000     33,465,000
     1977A          1,000,000              0        230,000        770,000
                  -----------    -----------    -----------    -----------
                  $47,425,000    $ 2,840,000    $ 1,925,000    $42,660,000

By refunding the Old bonds, the Company will preserve tax-exempt financing on the $40,890,000 aggregate principal amount of the Series 1974A Bonds and the Series 1977 Bonds.
Terms of the New Bonds
          The New Bonds will bear interest at a fixed or floating rate, may or may not be secured with First Mortgage Bonds and will mature in not more than forty years. The interest rate, redemption provisions and other terms and conditions applicable to the New Bonds will be determined by negotiations between the Company and one or more investment banking firms or other entities that will purchase or underwrite the New Bonds (the "Purchasers"). It is anticipated that (i) the New Bonds will be redeemable at any time in whole at the option of the Company at the principal amount thereof plus accrued interest, upon the occurrence of various extraordinary events specified in the Amended Sale Agreements, as supplemented, or similar documents utilized in connection with the issuance of the New Bonds, and the Indentures as amended by one or more supplements (each a "Supplemental Indenture"), or a new indenture (the "New Indenture"), relating generally to (a) destruction or condemnation of the Facilities or the Plants, (b) conditions rendering operation of the Facilities or the Plants infeasible, (c) the imposition on the Company or the Issuers of unreasonable burdens or excessive liabilities with respect to the Facilities or the Plants, or (d) if a constitutional amendment or legislative, administrative or judicial action causes the obligations of the Company under the Sale Agreements to become unenforceable or impossible of performance in any material respect with the expressed intention of the parties; (ii) the New Bonds will be subject to optional redemption in whole or in part at times and with premiums to be determined by negotiations between the Company and the Purchaser(s); and (iii) the New Bonds will be subject to special mandatory redemption, in whole or in part, at the principal amount thereof plus accrued interest, in the event the interest on the New Bonds becomes subject to federal income tax.
          Pursuant to the Sale Agreements, the Company transferred the Davis Facilities and the Coleto Facilities to Nueces and Guadalupe, respectively, which financed the acquisitions and related costs thereof with the proceeds of the Old Bonds. The Sale Agreements contain commitments by the Company to pay to the Issuers at specified times amounts sufficient to enable the Issuers to pay debt service on the Old Bonds, including principal, interest and redemption premium, if any.
          The Company may obtain credit enhancement for the New Bonds, which could include bond insurance, a letter of credit or a liquidity facility. Due to heightened credit sensitivity in the short-term tax-exempt market, the Company anticipates it may be required to provide credit enhancement if it were to issue floating rate bonds, whereas credit enhancement would be a purely economic decision for the Company if it were to issue fixed rate bonds. The Company anticipates that even though it would be required to pay a premium or fee to obtain the credit enhancement, it would realize a net benefit through a reduced interest rate on the New Bonds. The Company would obtain credit enhancement only if it determines it would be economically beneficial to do so.
          If bond insurance is obtained, the Company may be required to enter into an agreement with the insurer and an escrow agent pursuant to which the Company would be obligated to make payments of certain amounts into an escrow fund upon the Company's failure to maintain certain financial ratios and on the occurrence of certain other events. Amounts held in such an escrow fund would be payable to the insurer as an indemnity for any amounts paid by the insurer with respect to principal or interest on the New Bonds. The New Bonds may also contain other terms and conditions deemed necessary or desirable to take maximum advantage of the then current market conditions.
          The Company also requests authority to issue First Mortgage Bonds as security for the payment of the New Bonds, at its option, depending upon market conditions at the time of issuance of the New Bonds. The Company will issue First Mortgage Bonds, subject to applicable indenture restrictions upon the issuance thereof, by executing a Supplemental Indenture to its Mortgage Indenture dated November 1, 1943 to the First National Bank of Chicago and
A.H. Bohm (the "Mortgage Indenture"). Such First Mortgage Bonds will be issued to the Trustee for the New Bonds pursuant to the Mortgage Indenture.
The First Mortgage Bonds will be held by the Trustee solely for the benefit of the holders of the New Bonds and will not be transferable except to a successor Trustee. The First Mortgage Bonds will be issued in the exact amount and have substantially the same terms as the New Bonds. To the extent payments in respect of the New Bonds are made in accordance with their terms, corresponding payment obligations under the First Mortgage Bonds will be deemed satisfied.
          As applied to any First Mortgage Bonds that may be issued as collateral for the New Bonds, the optional redemption provisions described herein may deviate from the Securities and Exchange Commission's (the "Commission") Statement of Policy Regarding First Mortgage Bonds Subject to the Public Utility Holding Company Act of 1935, Release No. 35-13105, 21 Fed. Reg. 1286 (1956), as supplemented by Commission Release No. 35-16369, 34 Fed. Reg. 9553 (1969) (together, the "Statement of Policy"), in that the First Mortgage Bonds may be subject to a redemption limitation of up to fifteen years while the Statement of Policy requires that first mortgage bonds be subject to redemption at any time upon reasonable notice and with reasonable redemption premiums, if any. The Company has been advised by several investment banks that purchasers of fixed-rate, tax-exempt bonds generally expect a ten year redemption limitation and that failure to include such a limitation may cause the New Bonds to be unmarketable to a large pool of such purchasers, and may result in an increase in the effective interest cost to the Company. In consideration of current and future market expectations with regard to redemption limitations, the Company hereby requests that the Commission approve the above-described deviation from the Statement of Policy so that the First Mortgage Bonds, and therefore the New Bonds, may contain up to a 15 year optional redemption limitation.
          As applied to the First Mortgage Bonds, any sinking fund provisions may also deviate from the Statement of Policy, in that the First Mortgage
Bonds will not have sinking fund provisions unless the New Bonds have sinking fund provisions. The Statement of Policy requires the Company to deposit annually with the trustee for the First Mortgage Bonds an amount of cash equal to not less than one percent of the aggregate principal amount of Bonds of all series authenticated under the First Mortgage Bond indenture. The Company has been advised by several investment bankers that purchasers of private activity bonds generally do not expect sinking fund provisions. In light of market expectations, and the Company's desire to retain 'permanent' tax-exempt financing (see "The Old Bonds" above), the Company hereby requests that the Commission approve the above-described deviation from the Statement of Policy so that the First Mortgage Bonds, and therefore the New Bonds, may omit sinking fund provisions.
          The Company also requests a waiver from the requirement in the Statement of Policy for a limitation on dividends. The Company believes that dividend limitations, if any, are a matter best left to the financial marketplace and the state regulatory commissions. The limitation on dividends provision in the Statement of Policy was adopted when accounting standards and ratemaking practices were very different from today. For example, ratemaking disallowances on grounds of alleged lack of prudence or alleged excess capacity have become more prevalent today. Under today's accounting requirements, disallowances might result in charges to the income statement and current retained earnings, which could preclude the payment of dividends on common stock.
          All of the Company's bonds of Series AA and prior contain dividend restrictions in the supplemental indentures which will continue to limit the Company's dividend payments until all such bonds mature or are retired. In light of these dividend restrictions and provisions in the Company's Articles of Incorporation restricting the payment of dividends to a percentage of net income available for dividends on common stock if the Company's common stock equity is not maintained at a certain percentage of total capitalization, the Company believes that the omission of the limitation on dividends as contemplated by the Statement of Policy will not materially and adversely affect the holders of the New Bonds. The terms and provisions of the First Mortgage Bonds will not otherwise materially deviate from the Statement of Policy.
          Messrs. McCall, Parkhurst & Horton, who are anticipated to act as Bond Counsel, have informed the Company that they will be prepared to give a legal opinion that interest on the New Bonds will be excluded from gross income for federal income tax purposes.
          The Company anticipates that the New Bonds will be sold by the Issuer(s) pursuant to a Bond Purchase Agreement (the "Purchase Agreement") between the Issuer(s) and one or more Purchasers. The Company may or may not be a party to the Purchase Agreement, but if it is not a party, the Purchase Agreement will be subject to approval by the Company and the Company will enter into a letter of representation with the Purchasers, containing various warranties, representations and indemnities upon which the Purchasers will rely in entering into the Purchase Agreement.
          The Company requests authority to enter into negotiations with Purchasers with respect to the interest rate, redemption provisions and other terms and conditions applicable to the New Bonds and to set the terms of the New Bonds subject to the receipt of an order under the Act if an order has not been issued when the Company enters into the Purchase Agreement.
Use of Proceeds
          The proceeds of the offering of the New Bonds will be used to (i) redeem the Old Bonds pursuant to the terms of the Indentures (the
"Redemption") and (ii) reimburse the Company's treasury for any expenditures made that qualify for tax-exempt financing or to provide for current solid waste expenditures. The proceeds of any offering may also be used to reimburse the Company's treasury for Old Bonds previously acquired.
          The Company may be required to deposit the proceeds of the New Bonds with the Trustees in connection with the Redemption of the Old Bonds. Any additional funds required to pay for the Redemption of Old Bonds and the costs of issuance of the New Bonds will be provided by the Company from internally generated funds and short-term borrowings pursuant to orders of the Commission dated March 31, 1993 (HCAR No. 35-25777), September 28, 1993 (HCAR No. 35-25897), March 18, 1994 (HCAR No. 35-26007), June 15, 1994 (HCAR No. 35-26066)
and March 21, 1995 (HCAR No. 35-26254), or subsequent orders (the "Short-Term Borrowing Orders").
          The Company believes that the Redemption of the Old Bonds and the issuance of floating rate Refunding Bonds could result in substantial savings to the Company and benefit the Company's ratepayers. Based on the average of the last 10 years J.J. Kenny Index, it is estimated that the Issuer(s) could issue floating rate Refunding Bonds at an interest rate of approximately
4.42%. As set forth in Exhibit 11 hereto, the acquisition of the Old Bonds and the issuance of the floating rate Refunding Bonds based upon the J.J.
Kenny 10 year average would result in an estimated annual aggregate reduction in interest costs to the Company of $768,809, if all of the Old Bonds were reacquired. Total interest savings to the Company over the remaining life of the Old Bonds would aggregate $8,542,020.
          In any case, whether or not net present value savings are available, the Company proposes to refund the Series 1974A Bonds and the Series 1977
Bonds to eliminate the sinking fund requirement so that the current amount of tax-exempt bonds outstanding will be maintained. To the extent that Series 1974A Bonds and Series 1977 Bonds are retired through the sinking fund, the Company would otherwise be required to fund such retired bonds on a taxable basis, which is a more expensive funding source. For example, currently a taxable 30 year, no-call ten-year structure is approximately 160 basis points higher than on a tax-exempt basis. The company proposes to refund the Series 1974B Bonds and the Series 1977A Bonds in conjunction with the refunding of the Series 1974A Bonds and the Series 1977 Bonds to achieve the administrative benefits and associated cost savings resulting from consolidating several series of bonds into one or two series. In addition, if the Series 1974B
Bonds and the Series 1977A Bonds are not refunded along with the Series 1974A Bonds and the Series 1977 Bonds, then the Company will likely not be able to refund the Series 1974B Bonds and the Series 1977A Bonds when such bonds mature, thus loosing the benefit of the tax-exempt financing, because the size of such an offering would be too small to market.
          None of the proceeds from the sale of New Bonds will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
          CSW Northwest GP, Inc. and CSW Northwest LP, Inc. (collectively, "CSW Northwest"), each an indirect subsidiary of CSW, are the only EWGs, as defined in Section 32 of the Act, in which CSW has equity interests. CSW, through its subsidiary, CSW Energy, Inc., has invested less than 1% of $1,811,750,000, the average of CSW's consolidated retained earnings for the four consecutive quarters ended June 30, 1995, thus satisfying Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2).
No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form
U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule
53(a)(4).
          None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.

Managing Interest Rates
          The Company proposes to manage interest rate risk through the use of interest rate caps ("Caps") and interest rate collars ("Collars") if it issues variable rate New Bonds. The Company therefore requests authority from time to time during the life of the New Bonds to purchase Caps and Collars in respect of outstanding New Bonds. Caps and Collars are designed to mitigate and/or transfer interest rate risk and, from the Company's perspective, are not for speculation purposes. The Company may elect to purchase a Cap to limit its exposure to rising interest rates. The Company may also elect to enter into a Collar, which consists of purchasing a Cap together with the sale of an interest rate floor ("Floor"). The Company will only sell a Floor if it is part of a Collar.
          The parties to a Cap agree upon a set interest rate, or "strike rate" that will apply to a series of New Bonds. If the interest rate on the capped bonds exceeds the strike rate during the term of the Cap, the Cap provider pays to the Company the difference between the strike rate and the actual interest rate of the New Bonds. The Company, however, continues to make interest payments on the New Bonds at the actual interest rate.
          A Floor is essentially the opposite of a Cap. As with a Cap, the parties to a Floor agree on a strike rate. When the actual interest rate on the New Bonds subject to a Floor falls below the Floor strike rate, the Company must pay to the Floor provider the difference between the actual interest rate and the Floor strike rate. The Company continues to make interest payments on the bonds at the actual interest rate.
          Caps and Collars are purchased from a Cap or Collar "provider", at a purchase price based on a percentage of the aggregate principal amount of the bonds to be capped or collared. The cost of a Cap or a Collar is determined by reference to prevailing interest rates, the proposed duration of the Cap or Collar and the proposed Cap and Floor strike rates. The longer the duration of a Cap or Collar, the higher the price. The lower the Cap strike rate, the more expensive the Cap is and the higher the Floor strike rate, the greater the offset from the Cap price. The maximum the Company would spend on a ten year Cap would be 10% of the aggregate principal amount of the New Bonds then outstanding, and the actual cost would be expected to be less than 10%.
          Caps and Collars are designed to mitigate interest rate risk and do not expose the Company to financial or other risks. If the actual interest rate on the New Bonds does not exceed the Cap strike rate at any time during the term of the Cap, then the Company will neither benefit from or be exposed to risk by the Cap or Collar; the Company will only risk the initial cost of the Cap or Collar. If the actual interest rate falls below and remains below the Floor strike rate, the Company will be required to pay interest at the Floor strike rate. Also, the Company is subject to the credit risk on the Cap provider's ability to make payments on the Cap.
          While Caps and Collars purchased for the New Bonds may technically exist when the underlying bonds are retired, the Company proposes to terminate any Caps or Collars upon retirement of the New Bonds. If the Company wishes to terminate a Cap or Collar when interest rates on the New Bonds are between the Floor strike rate and the Cap strike rate, it would receive a portion of the original cost of the Cap or Collar in return, or receive nothing, depending on interest rates and the remaining term of the Cap or Collar. If the Company seeks to terminate a Collar when the actual interest rate is below the Floor strike rate, the Company may be required to pay a termination fee based upon the value of the Collar to the other party at the time.

Additional Terms of the Initial Series of New Bonds
          The Company has determined to refund the Series 1974A Bonds and Series 1977 Bonds with a series of floating rate, multi-modal bonds to be designated Guadalupe-Blanco River Authority (Texas) Pollution Control Revenue Refunding Bonds (Central Power and Light Company Project) Series 1995 (the "Series 1995 Bonds") in the aggregate principal amount of $40,890,000. The Series 1995 Bonds are expected to be sold to the public at 100% of their principal amount.
          The Series 1995 Bonds will initially bear interest at a daily adjustable rate until converted in whole or in part to a different interest rate "Mode" permitted under the Indenture. The permitted Modes for the Series 1995 Bonds are the "Flexible Mode" for interest rate periods of from one to 270 days, the "Daily Mode," the "Weekly Mode," the "Monthly Mode," the "Quarterly Mode," the "Semiannual Mode" and the "Multiannual Mode" for interest rate periods of one day, one week, one month, three months, six months or one year (and integral multiples of one year), respectively, and the "Fixed Rate Mode" for the remaining term of the Bonds. Except for Series 1995 Bonds bearing interest at a fixed rate, the Mode for all or a portion of the Series 1995 Bonds is subject to conversion to a different Mode from time to time at the election of the Company. The interest rates in each Mode and the rate periods will be determined by Morgan Stanley & Co. Incorporated, appointed as remarketing agent under the Indenture. The interest rate on the Series 1995 Bonds may not exceed a maximum rate of 12%.
          Under certain circumstance and at specific times, the Series 1995 Bonds are subject to mandatory tender or to optional tender at the direction of the bondholders. The Company intends to remarket any Series 1995 Bonds so tendered through Morgan Stanley & Co. Incorporated, as remarketing agent, pursuant to a Remarketing Agreement, the form of which is attached hereto as

Exhibit 12. If the remarketing agent is unsuccessful in its attempts to remarket any Series 1995 Bonds so tendered, the Company may be obligated to purchase some or all of such Series 1995 Bonds.
          Series 1995 Bonds in the Flexible, Daily, Weekly, Monthly, Quarterly or Semiannual Modes will be subject to redemption prior to maturity at the option of the Issuer, upon direction of the Company, in whole or in part, on any interest payment date applicable to the Series 1995 Bonds to be redeemed, at a redemption price equal to the principal amount thereof plus interest thereon to the redemption date, without premium. Series 1995 Bonds in the Multiannual Mode or Fixed Rate Mode will be subject to redemption prior to maturity at the option of the Issuer, upon direction of the Company, in whole on any business day, or in part on any interest payment date applicable to the Series 1995 Bonds to be redeemed, as follows:
       Length of
       Interest           No-Call             Redemption
       Rate Period        Period              Prices

       Greater than       5 years from        102%, declining
       or equal to        commencement        1% per year to
       5 years            of Interest         100%
                          Rate Period


       Less than          No call
       5 years


          The Company will obtain credit enhancement in the form of an irrevocable direct pay letter of credit issued with respect to the Series 1995 Bonds (the "Letter of Credit") by ABN AMRO Bank N.V. After any mandatory purchase of all of the outstanding Series 1995 Bonds, the Company shall have the right, subject to satisfaction of certain conditions, to provide other credit enhancement (such as a letter of credit not meeting the requirements of the Indenture, any standby bond purchase agreement or bond insurance) or no credit enhancement as security for the Series 1995 Bonds. In connection with the Letter of Credit or other forms of credit enhancement, the Company shall enter into a letter of credit agreement or reimbursment agreement substantially in the form of Exhibit 13 hereto.
          It is not possible to predict precisely the interest rate which may be obtained in connection with the original issuance of the Series 1995 Bonds. However, the Company has been advised that the interest rate on obligations, interest on which is excludable from gross income, historically has been, and can be expected at the time of issuance of the Series 1995 Bonds to be, between 3% and 5%. In any event, Series 1995 Bonds will not be issued at rates in excess of those generally obtained at the time of pricing for substantially similar tax-exempt bonds (having the same maturity, issued by entities of comparable credit quality and having similar terms, conditions and features).
          The Company will not agree, without further order of the Commission, to the issuance of any Series 1995 Bonds by the Issuer (i) if the stated maturity of any Series 1995 Bonds shall be more than forty (40) years, (ii) if the discount from the initial public offering price of any Series 1995 Bonds shall exceed 5% of the principal amount thereof, or (iii) if the initial public offering price shall be less than 95% of the principal amount thereof.
          The transactions described herein will be consummated no later than December 31, 1996. The Company hereby requests that an Order be issued by this Commission releasing jurisdiction with respect to the pricing of the Series 1995 Bonds.

Conclusion
          The Company believes that the consummation of the transactions proposed herein will be in the best interests of its consumers and investors and consistent with sound and prudent financial policy.
Item 4.   Regulatory Approval.
          Item 4 is hereby amended in its entirety to read as follows:
          No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed transaction.
          The Company believes (based on a review of applicable state laws) that no state approvals are required in connection with the entering into by the Company of caps and collars to effectively lower the Company's interest cost on one or more series of New Bonds. The Company will, however, prior to entry into any such instruments, provide information on such products to members of the staff of the Public Utility Commission of Texas.
Item 6.   Exhibits and Financial Statements.

          Item 6 is hereby amended to file the following exhibits:

          Exhibit 1 -   Form of Installment Sale Agreement between the Company
                        and the District.

          Exhibit 2 -   Form of Indenture of Trust between the District and the
                        Trustee.

          Exhibit 3 -   Form of Bond Purchase Agreement between the District and
                        the Underwriters.

          Exhibit 4 -   Form of Letter of Representation from the Company to the
                        Purchasers.

          Item 6 is hereby further amended to include and/or file the following additional Exhibits:
          Exhibit 12 -  Form of Remarketing Agreement between the District and the Company.

          Exhibit 13 -  Form of Letter of Credit Agreement between the Company and the Letter of Credit bank (to be filed by amendment).




                                  S I G N A T U R E
                                  - - - - - - - - -


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned Company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
          Dated:  September 29, 1995



                                      CENTRAL POWER AND LIGHT COMPANY



                                      By:/s/SHIRLEY S. BRIONES
                                         Shirley S. Briones
                                         Treasurer



                                  INDEX OF EXHIBITS

EXHIBIT                                                            TRANSMISSION
NUMBER                                 EXHIBITS                       METHOD
-------                                --------                    ------------

   1            Form of Installment Sale Agreement                  Electronic
                between the Company and the District.

   2            Form of Indenture of Trust between the              Electronic
                District and the Trustee.

   3            Form of Bond Purchase Agreement between             Electronic
                the District and the Underwriters.

   4            Form of Letter of Representation from               Electronic
                the Company to the Purchasers.

  12            Form of Remarketing Agreement between               Electronic
                the District and the Company.

  13            Form of Letter of Credit Agreement                     ---
                between the Company and the Letter of
                Credit bank (to be filed by amendment).